VIA EDGAR AND OVERNIGHT COURIER

November 23, 2009

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:  Mr. H. Christopher Owings

Re:	athenahealth, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 24, 2009
File No. 001-33689________________________________________________

Ladies and Gentlemen:

This letter is being furnished by athenahealth, Inc. (the “Company”) in response to a comment contained in the letter dated October 30, 2009 (the “Letter”), from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan Bush, Chief Executive Officer, President and Chairman of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2008 (the “Annual Report”), that was filed with the Commission on March 2, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) that was filed with the Commission on April 24, 2009.

The response set forth below has been organized in the same manner in which the Commission’s comment was organized, and all page references in the Company’s response are to the Proxy Statement, as referenced below.  Copies of this letter will also be provided to Lilyanna L. Peyser and Mara Ransom of the Commission.

The Company respectfully requests, pursuant to the provisions of Rule 24b-2 (“Rule 24b-2”) promulgated under the Securities Exchange Act of 1934, as amended, confidential treatment under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552(b)) of the portions of this response letter as indicated below (the “Confidential Information”).  Pursuant to Rule 24b-2, the Confidential Information has been omitted from the copy of this letter filed on EDGAR, and such copy indicates that the Confidential Information has been filed separately with the Commission.

FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
November 23, 2009

The Company believes that the Confidential Information is covered by one or more exemptions in the FOIA.  In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of trade secrets and commercial or financial information that are privileged or confidential.  The Company believes that the Confidential Information, as well as any Staff memoranda, notes of conversation, or other materials relating thereto, contains privileged and confidential trade secrets and commercial and financial information that will be protected from public disclosure pursuant to this exemption.  The documents for which the Company seeks confidential treatment have been marked in accordance with the requirements of 17 C.F.R. § 200.83.

The foregoing reasons are neither exhaustive nor exclusive as regards the substantiation of the Company’s request for confidential treatment.

The Company makes this request to ensure that the information submitted by it is not disclosed pursuant to a request under the FOIA.  It is the Company’s understanding that substantiation of this request for confidential treatment is not required until the information provided by the Company to the Commission becomes the subject of a request for access under the FOIA, in which case the Commission shall notify the undersigned promptly of such request and the need for substantiation.  If this understanding is incorrect, please notify me immediately, and I will undertake to provide any needed substantiation.

If any person (including any government employee who is not an employee of the Commission) should request an opportunity to inspect or copy the Confidential Information, we specifically request that we be (i) promptly notified by telephone of such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that the Company, and its counsel, if deemed necessary or appropriate, may pursue any available remedies.  If the Commission is not satisfied that the Confidential Information is exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on this claim of exemption.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

Cash Incentives Awards, page 24

2008 Awards, page 24

1.
We note your response to comment two of our letter dated October 6, 2009, which discusses the performance measures and targets utilized in connection with the Corporate Scorecard and the Growth Scorecard.  Please also confirm that the specific performance metrics and targets that you have not disclosed in your 2008 proxy statement with respect to the G&A Scorecard are the same performance measures and targets that were the subject of your discussions with the Staff in connection with your initial public offering and that would cause competitive harm if publicly disclosed.

FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
November 23, 2009

RESPONSE:  In 2009, annual cash incentive compensation for certain of the Company’s named executive officers will be determined using the general and administrative scorecard described on pages 26-27 of the Proxy Statement (the “2009 G&A Scorecard”).  The 2009 G&A Scorecard consists of eight weighted performance metrics: G&A as a percentage of revenue; corporate employee engagement (excluding the G&A division); corporate systems survey; budget vs. actual headcount; workdays to close the books; workdays to deliver key reporting; sales contracts requiring legal intervention; and G&A employee voluntary turnover rate.  The Company did not disclose the 2009 G&A Scorecard performance metric targets in the Proxy Statement because the targets are not material to, or necessary for, a fair understanding of the 2008 cash incentive compensation policies and decisions regarding the named executive officers or otherwise material in the context of the Company’s Compensation Discussion and Analysis in the Proxy Statement, consistent with Instructions 1 and 2 to Item 402(b) of Regulation S-K.  The Company advises the Staff that it will disclose the performance metric and targets for G&A as a percentage of revenue in future filings.

The Company believes that the sales contracts requiring legal intervention metric and corresponding targets do not provide an investor material information that is necessary for understanding the Company’s 2009 G&A Scorecard, or the Company’s compensation policies regarding named executive officers.  This performance metric measures the ratio of the number of new sales contract amendments worked on by the Company’s legal department to the number of new athenaCollector and athenaClinicals service agreements during each quarter.  This metric is used for internal administrative purposes only.  As a result, the Company respectfully advises the Staff that it believes that disclosure of the sales contracts requiring legal intervention metric and targets will not be required in future filings.

The Company confirms that the performance metrics and targets for corporate employee engagement (excluding the G&A division), corporate systems survey, budget vs. actual headcount, workdays to close the books, workdays to deliver key reporting, and G&A employee voluntary turnover rate (collectively “Confidential G&A Scorecard Metrics”) are either (i) the same or are a subset of the same performance metrics and targets that were the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed or (ii) will not be disclosed in future filings because the Company believes that public disclosure of these targets would cause competitive harm as discussed in more detail below.

Historical Confidential G&A Scorecard Metrics

Voluntary turnover is a performance metric and target that was the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that was determined by the Staff would cause competitive harm if publicly disclosed.  G&A employee voluntary turnover rate is a subset of voluntary turnover, which measures the voluntary turnover rate only in the general and administrative areas.  Accordingly, G&A employee voluntary turnover rate is a subset of the same metric and target that was the subject of the Company’s discussions with the Staff in connection with the Company’s initial public offering and that was determined by the Staff would cause competitive harm if publicly disclosed.

FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
November 23, 2009

New Confidential G&A Scorecard Metrics

The Company advises the Staff that the disclosure of specific performance targets for corporate employee engagement (excluding the G&A division), corporate systems survey, budget vs. actual headcount, workdays to close books, and workdays to deliver key reporting (collectively “New Confidential G&A Scorecard Metrics”) would result in the disclosure of confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company.  As disclosed in the Proxy Statement, the Company advises the Staff that it believes that the 2009 G&A Scorecard targets were designed to be challenging but attainable if the Company had what it considered to be a successful year.  The Company advises the Staff that disclosure of the performance targets for the New Confidential G&A Scorecard Metrics would result in competitive harm because competitors of the Company would use the data in sales pitches to current and potential clients to the Company’s disadvantage, as discussed in more detail below.

The Company further advises the Staff that disclosure of the New Confidential G&A Scorecard Metrics and the corresponding targets would allow competitors to present the data to current or potential clients in a manner that may be inconsistent with their use.  Although the Company could provide disclosure to investors to explain the New Confidential G&A Scorecard Metrics and the targets and provide appropriate context, the Company cannot control how competitors will present this information to the Company’s current or potential clients.  Additionally, since the intent of the scorecard system is to measure the overall health of the Company, disclosing any single performance target that is not in or derived from the Company’s financial statements would be immaterial to an investor and potentially misleading.

Explanation of Competitive Harm for New Confidential G&A Scorecard Metrics:

•	Corporate employee engagement (excluding the G&A division) (30%). /*/confidential treatment requested /*/

•	Corporate systems survey (5%). /*/confidential treatment requested /*/

•	Budget vs. actual headcount (10%). /*/confidential treatment requested /*/

•	Workdays to close the books (10%). /*/confidential treatment requested /*/

•	Workdays to deliver key reporting (10%). /*/confidential treatment requested /*/

FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission
November 23, 2009

*          *           *

The undersigned, as a duly authorized officer of the Company, acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 402-1397.

Sincerely,

/s/ Daniel H. Orenstein

Daniel H. Orenstein
Vice President, General Counsel and Secretary

cc:           Christopher Martin, Esq. (athenahealth, Inc.)
Michael H. Bison, Esq. (Goodwin Procter LLP)
Joseph C. Theis, Esq. (Goodwin Procter LLP)
Matthew A. Bloomer, Esq. (Goodwin Procter LLP)

FOIA CONFIDENTIAL TREATMENT REQUESTED